UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 2)
Under the Securities Exchange Act of 1934

MER Telemanagement Solutions Ltd.
 (Name of Issuer)

Ordinary Shares, par value NIS 0.1 per share
(Title of Class of Securities)

M69676 10 0
(CUSIP Number)

Steven J. Glusband
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
                                  (212) 732-3200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                     August 27, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  M69676 10 0

1	NAME OF REPORTING PERSON: Lior Salansky I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares
	8	SHARED VOTING POWER: 0 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 0 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 0 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0
14	TYPE OF REPORTING PERSON: HC

This Amendment No. 2 amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (“SEC”) on February 21, 2008, as previously amended by Amendment No. 1, filed on October 7, 2008 by Mr. Lior Salansky, who is no longer the beneficial owner in the aggregate of more than 5% of the Ordinary Shares, par value NIS 0.1 per share (the “Ordinary Shares”), of Mer Telemanagement Solutions Ltd. (the “Issuer”), an Israeli company whose principal executive offices are located at 22 Zarhin Street, Ra’anana 43662, Israel.

Item 4.   Purpose of Transaction.

ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

From August 17, 2012 through August 27, 2012, Mr. Salansky engaged in several trades in which he sold all of 554,281 Ordinary Shares held by him.

Item 5.   Interest in Securities of the Issuer.

ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

(a)           Mr. Salansky does not beneficially own any Ordinary Shares of the Issuer.

(b)          Mr. Salansky does not have sole power to vote or direct the vote or the sole power to dispose or direct the disposition of any of the Ordinary Shares of the Issuer.

(c)           During the past 60 days, Mr. Salansky sold 554,281 Ordinary Shares in the following transactions:

Date	Transaction	Quantity	Cost Per Share
8/17/2012	Sell	17,837	$2.4607
8/17/2012	Sell	16,954	$2.5634
8/20/2012	Sell	46,228	$2.4617
8/20/2012	Sell	10,000	$2.4000
8/20/2012	Sell	1,600	$2.4000
8/21/2012	Sell	72,877	$2.6669
8/22/2012	Sell	14,112	$2.4307
8/27/2012	Sell	324,673	$2.7876
8/27/2012	Sell	50,000	$2.6764

(d)            Not applicable.

(e)           Mr. Salansky ceased to be the beneficial owner of more than five percent of the Ordinary Shares on August 27, 2012.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2012

/s/ Lior Salansky
Lior Salansky